VIA EDGAR FILING

December 4, 2009

David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:           Reading International, Inc.
Schedule 14A filed April 22, 2009
File No. 001-08625

Dear Mr. Humphrey,

In response to your letter dated December 3, 2009 regarding discretionary cash bonuses disclosed in our Schedule 14A filed on April 22, 2009, please note that in future filings, we will provide the required disclosure of financial targets related to bonus payments.

Please feel free to call me at (213) 235-2238 if you have any questions or require additional information in connection with this matter.

Sincerely,

/s/ Andrzej Matyczynski
Andrzej J. Matyczynski
Chief Financial Officer